3: pressrelease

FOR IMMEDIATE RELEASE

For further information contact:

Quiñenco S.A.

Cindi Freeman-IRO

(56-2) 750-7221

e-mail: cfreeman@lq.cl

QUIÑENCO S.A. ANNOUNCES CONSOLIDATED

RESULTS FOR THE SECOND QUARTER OF 2002

(Santiago, Chile, August 29, 2002) Quiñenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the second quarter ended June 30, 2002.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (2.1% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on June 30, 2002 (Ch$688.05 = US$1.00) and are only provided for the reader's convenience.

2Q 2002 HIGHLIGHTS

  Consolidated revenues fell by 28.1% to Ch$100,506 million (US$146.1 million) in 2Q 2002.

  Operating profit declined by 42.1% to Ch$4,332 million (US$6.3 million), almost entirely attributable to Madeco's operations which have been severely impacted by the economic recession in Argentina and slowdown in Brazil and the region. Madeco reported a net loss of Ch$6,821 million (US$9.9 million) in 2Q 2002 of which Ch$3,827 million (US$5.6 million) corresponded to Quiñenco's proportionate share of 56.1%.

  Non-operating losses reached Ch$16,986 million (US$24.7 million), compared to non-operating profit of Ch$4,134 million (US$6.0 million) in 2Q 2001. 2Q 2001 non-operating results included the extraordinary gain on sale of shares of Entel of Ch$24,025 (US$34.9 million), which mainly explains the variation in non-operating results between the two periods.

  Quiñenco reported a net loss for the second quarter of 2002 of Ch$9,198 million (US$13.4 million).

GROUP HIGHLIGHTS - SECOND QUARTER 2002 AND SUBSEQUENT EVENTS

Banco de Chile

As of August 2002, Banco de Chile and ex Banco Edwards are operating under a single technology platform for the newly merged bank's operations. This is an important stage in the merger process and will allow the bank to capture synergies and reduce operational costs going forward.

Lucchetti

Lucchetti Peru continues to defend its legitimate right to operate its pasta plant on the outskirts of Lima. Plant facilities, which were scheduled to be shut down by August 23, 2002 in accordance with an order issued by the Consejo Municipal de Lima one year ago, remain operating, pending a final resolution. Lucchetti has solicited an extension until March 31, 2003 in order to negotiate an amicable solution, however, to date the Consejo Municipal de Lima has not replied to Lucchetti's request.

Lucchetti and its legal advisors maintain that the Municipalidad of Lima is not authorized to close the plant facilities. As a consequence, since October 2001, Lucchetti has sought protection under an existing treaty between Peru and Chile with respect to investments rights of each country when operating in one another's territory. The treaty establishes that unsettled conflicts will be subject to arbitration proceedings in Washington D.C. (ICSID).

Madeco

On July 10, 2002, in an extraordinary shareholders' meeting, a capital increase of Ch$63 billion (equivalent to US$90 million on announcement date) was approved. On July 25, 2002, the Board agreed that the capital increase would be divided among 1,800,000,000 shares at Ch$35 pesos per share with no par value on the Santiago stock exchanges. Pursuant to Chilean law, the capital increase contemplates a pre-emptive rights offering to existing shareholders. Shares may be subscribed either by cash payments or capitalization of existing debt (including bonds). Madeco is expected to complete the capital increase prior to September 30, 2002. Proceeds from the capital increase will be used towards debt pay-down.

Madeco's capital increase is part of a comprehensive financial restructuring which also involves the reprogramming of approximately US$60 million of short-term debt to a seven-year term, currently under negotiation with Madeco's banks. Madeco's capital and financial resources have been under considerable strain, greatly aggravated by the economic recession in Argentina and overall regional slowdown, particularly in Brazil. The financial restructuring is expected to alleviate Madeco's cash flow needs and allow it to focus on its productive and commercial activities. To this end, as of October 1, 2002, Tiberio Dall'Olio, former CEO of Madeco and group company CCU, will assume the leadership of the company. Additionally, Jorge Tagle, a Quiñenco executive, will assume as Chief Financial Officer. Madeco's current CEO, Albert Cussen and CFO, Santiago Edwards, will remain as advisors to Madeco after September 30, 2002 until the financial restructuring process is completed.

Net Income Contribution (in millions of Ch$ as of 6/30/2002)
Sector/Company	Quiñenco's ownership % at 6/30/2002	2Q 2001	1Q 2002	2Q 2002	YTD 2001	YTD 2002
Financial Services: Banco de Chile (1)(2) Banco Edwards (2)	52.2% -	4,159 3,081	3,746 -	4,204 -	8,366 6,277	7,950 -
Food & Beverage: CCU (1) Lucchetti (1)	30.8% 93.7%	(71) (558)	3,311 (1,259)	(841) (422)	8,631 (1,458)	2,470 (1,681)
Telecommunications: Telsur (1) Entel (3)	73.6% 5.7%	1,355 909	1,162 723	1,344 371	2,675 2,258	2,506 1,094
Manufacturing: Madeco (1)	56.1%	(4,651)	(5,791)	(3,827)	(5,100)	(9,618)
Real estate/hotel admin.: Carrera (1) Habitaria (1)	89.9% 50.0%	(421) (209)	(291) (166)	(439) 209	(411) (414)	(729) 43
Total operating companies		3,594	1,435	599	20,824	2,035
Quiñenco & holding companies		14,178	(10,250)	(9,797)	2,515	(20,048)
Total		17,772	(8,815)	(9,198)	23,339	(18,013)

The figures provided in the above table correspond to Quiñenco's proportional share of each company's net income (loss).

1.- Operating company in which Quiñenco has direct or indirect control.

2.- Banco Edwards was merged with Banco de Chile on January 1, 2002.

3.- Operating company in which Quiñenco holds a minority interest.

Net Loss - 2Q 2002

Quiñenco reported a net loss for the second quarter of 2002 of Ch$9,198 million (US$13.4 million), compared to a net profit of Ch$17,772 million (US$25.8 million) in the second quarter of 2001. The variation in earnings between the two quarters is mostly attributable to the absence of extraordinary gains. In the second quarter of 2001, Quiñenco reported an non-recurring gain on sale of shares of Entel of Ch$24,025 million (US$34.9 million), significantly impacting non-operating results in that period. To a lesser extent, the contribution to net income from Quiñenco's main operating companies decreased in the second quarter of 2002 from Ch$3,594 million (US$5.2 million) to Ch$599 million (US$0.9 million), which also served to reduce quarterly results.

Consolidated Income Statement Breakdown (in millions of Ch$ as of 6/30/2002)
	2Q 2001	1Q 2002	2Q 2002	YTD 2001	YTD 2002
Revenues
Madeco Lucchetti Telsur Carrera Quiñenco & holding	103,738 23,282 10,617 1,734 356	63,979 18,568 11,067 1,744 600	64,304 22,829 11,092 1,653 628	194,979 45,665 21,819 3,899 1,259	128,283 41,398 22,159 3,397 1,227
Total	139,727	95,958	100,506	267,621	196,464
Operating income (loss)
Madeco Lucchetti Telsur Carrera Quiñenco & holding	5,291 1,337 3,075 (339) (1,880)	2,154 588 2,814 (190) (2,116)	1,749 1,743 3,203 (204) (2,159)	11,268 2,998 6,350 (151) (4,157)	3,903 2,331 6,017 (394) (4,275)
Total	7,484	3,250	4,332	16,308	7,582
Non-operating income (loss)

Interest income

Share of net income/loss from related co:

CCU

Banco Edwards

Habitaria

Entel

Banco de Chile

Other equity inv.

Other non-op income

Amort. of GW expense

Interest expense

Other non-op expenses

Price-level restatement

	1,580 (71) 3,081 (209) 909 4,159 149 25,387 (7,483) (16,792) (3,541) (3,035)	1,703 3,311 - (166) 723 3,746 (63) 516 (5,135) (14,109) (4,066) (5,328)	1,935 (841) - 209 371 4,204 (127) 3,679 (5,005) (13,418) (3,624) (4,369)	4,483 8,631 6,277 (414) 2,258 8,366 (494) 29,526 (12,565) (29,399) (7,145) (6,865)	3,638 2,470 - 43 1,094 7,950 (191) 4,195 (10,140) (27,527) (7,690) (9,697)
Total	4,134	(18,868)	(16,986)	2,659	(35,855)
Income Tax Extraordinary items Minority Interest Amort. of neg. GW	(200) (87) 2,149 4,292	1,371 - 5,201 231	(623) - 3,874 205	(2,148) (87) 1,919 4,688	749 - 9,075 436
Net income (loss)	17,772	(8,815)	(9,198)	23,339	(18,013)

Revenues - 2Q 2002

Consolidated revenues for the second quarter of 2002 were Ch$100,506 million (US$146.1 million), 28.1% lower than the Ch$139,727 million (US$203.1 million) registered in the second quarter of 2001, mainly due to a decrease of 38.0% in Madeco's sales level during the period. Consolidated sales can be broken down as follows: Madeco (64.0%), Lucchetti (22.7%), Telsur (11.0%), Carrera (1.6%) and others (0.7%).

Operating Income - 2Q 2002

Operating income for the second quarter of 2002 was Ch$4,332 million (US$6.3 million), down by 42.1% from the Ch$7,484 million (US$10.9 million) reported in the second quarter of 2001. Consolidated operating income fell as a result of lower operating profit attributable to Madeco's operations, partially offset by an increase in operating income at Lucchetti and Telsur.

EBITDA - 2Q 2002

EBITDA reached Ch$13,366 million (US$19.4 million) in 2Q 2002, compared to Ch$15,466 million (US$22.5 million) in 2Q 2001.

Non-Operating Results -2Q 2002

Quiñenco reported a non-operating loss of Ch$16,986 million (US$24.7 million) in the second quarter of 2002, compared to a non-operating income of Ch$4,134 million (US$6.0 million) in the same quarter of 2001. The main items included in non-operating results are discussed below:

  Proportionate share of net income of equity method investments

Quiñenco's proportionate share of net income from equity method investments, which includes the results from Banco de Chile and CCU, two of Quiñenco's most significant investments, was Ch$3,816 million (US$5.5 million), compared to Ch$8,018 million (US$11.7 million) in 2Q 2001. The decline in the second quarter was mainly attributable to a lower level of proportionate share of net income corresponding to Quiñenco's investment in the banking sector (Banco de Chile in 2Q 2002 and Banco de Chile and Banco Edwards in 2Q 2001) which decreased by 41.9% in comparison to 2001, mainly as the result of large scale provisions for loan losses and costs related to the merger process, which gave way to non-recurring charges. To a lesser extent, the increase in CCU's quarterly loss (from Ch$71 million in 2Q 2001 to Ch$841 million in 2Q 2002) also reduced Quiñenco's proportionate share of net income of equity method investments in the second quarter. The reduction in CCU's earnings was attributable to a deterioration in operating and non-operating results during the quarter. The proportionate share of net income from Entel decreased from Ch$909 million (US$1.3 million) to Ch$371 million (US$0.5 million), reflecting the change in Quiñenco's ownership which is currently 5.7% vs. 9.7% in 2Q 2001 and to a lesser extent, a decline in Entel's quarterly earnings of 31%.

  Other non-operating income

Other non-operating income was Ch$3,679 million (US$5.3 million), compared to Ch$25,387 million (US$36.9 million) in the second quarter of 2001. The variation is explained by the absence of gains on the sale of shares, which amounted to Ch$24,025 million (US$34.9 million) in 2Q 2001.

  Amortization of goodwill expense

Amortization of goodwill expense amounted to Ch$5,005 million (US$7.3 million) in the second quarter of 2002, down from the Ch$7,483 million (US$10.9 million) reported in the same period in 2001. The reduction in goodwill amortization expense is attributable to the disposal of a 4% interest in Entel during the second quarter of 2001. In 2Q 2002, goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (following the merger, this is now kept on the books as Bank of Chile; goodwill (net) related to banking sector investments accounts for approximately 92% of all goodwill expense). The balance of goodwill (net) amounted to Ch$341,074 million (US$495.7 million) as of June 30, 2002.

  Interest Expense

Interest expense for the second quarter of 2002 amounted to Ch$13,418 million (US$19.5 million), a decrease of 20.1% compared to the same period in 2001. The decrease is primarily associated with a reduction in the level of consolidated indebtedness as well as lower prevailing interest rates during the period.

  Other non-operating expenses

Other non-operating expenses amounted to Ch$3,624 million (US$5.3 million), compared to Ch$3,541 million (US$5.1 million) reported in the same quarter in 2001. The main items comprising other non-operating expenses included Ch$1,570 million (US$2.3 million) related to depreciation of inactive PP&E in Argentina (Madeco), legal expenses associated with Lucchetti Peru's plant defense (Ch$540 million equivalent to US$0.8 million) and amortization of intangible assets (Ch$254 million equivalent to US$0.4 million).

  Price-level restatement and foreign currency translation losses

Price-level restatement and foreign currency translation losses reached Ch$4,369 million (US$6.3 million) in the second quarter of 2002, compared to losses of Ch$3,035 million (US$4.4 million) in the same period in 2001, an increase of 44.0%. The losses are mainly attributable to Madeco's operations and result from the devaluation of the Chilean peso, Argentine peso and Brazilian real during the period.

Income Taxes - 2Q 2002

Quiñenco reported income taxes, of Ch$623 million (US$0.9 million), compared to income taxes of Ch$200 million (US$0.3 million) during the same period of 2001.

Minority Interest - 2Q 2002

In the second quarter of 2002, Quiñenco reported an add-back to income of Ch$3,874 million (US$5.6 million). The amount is mainly related to minority shareholders' proportionate share of Madeco's second quarter loss.

Amortization of Negative goodwill - 2Q 2002

Amortization of negative goodwill amounted to a credit to income of Ch$205 million (US$0.3 million), compared to Ch$4,292 million (US$6.2 million) in 2Q 2001. The variation between the two periods is explained by the early recognition in 2Q 2001 of negative goodwill associated with Quiñenco's investment in Entel which was triggered by the disposal of a 4% interest in 2Q 2001.

Condensed Consolidated Balance Sheet (in millions of Ch$ as of 6/30/2002)
Quiñenco	As of 6/30/01	As of 6/30/02	As of 3/31/02
Current assets Fixed assets Other assets	321,539 434,250 926,446	293,361 425,936 840,085	306,097 415,513 846,013
Total	1,682,235	1,559,382	1,567,623
Current liabilities Long-term liabilities Minority interest Shareholders' equity	325,878 553,102 110,777 692,478	264,816 549,376 84,256 660,934	260,511 549,249 85,612 672,251
Total	1,682,235	1,559,382	1,567,623

CONSOLIDATED BALANCE SHEET ANALYSIS (vis-à-vis the 1st quarter of 2002)

Current Assets

Current assets decreased 4.2% compared to the first quarter of 2002, mainly due to a reduction in accounts and other short-term receivables.

Fixed Assets and Other Assets

Fixed assets increased 2.5% compared to the first quarter of 2002. Other assets did not vary significantly compared to the first quarter of 2002.

Current Liabilities

Current liabilities increased 1.7% compared to the first quarter of 2002.

Long-term Liabilities

Long-term liabilities did not vary significantly compared to the first quarter of 2002.

Minority Interest

Minority interest decreased by 1.6% compared to the first quarter of 2002.

Equity

Shareholders' equity decreased by 1.7% compared to the first quarter of 2002, due to the current period net loss.

Quiñenco Corporate Level

As of June 30, 2002, financial debt at the corporate level was Ch$387,060 million (US$562.5 million). As of the same date, cash and cash equivalents amounted to approximately Ch$76,615 million (US$111.4 million). The debt to total capitalization ratio at the corporate level was 36.9%.

RETURN ON CAPITAL EMPLOYED (ROCE)

With the aim of focusing on creating value for Quiñenco's shareholders as well as an indicative measurement of operating company results, the following table indicates the return on capital employed (ROCE) at each of Quiñenco's main operating companies (excluding Banco de Chile):

Operating Company	ROCE (1) (%)
Madeco Telsur Lucchetti Carrera CCU Habitaria	0.2% 10.2% 2.2% -3.4% 8.8% 6.6%

(1) Adjusted operating return over capital employed for the last 12 months.

 SECTOR /OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR

The following table details Quiñenco's proportional share of income from investments in the Financial Services sector during 2001 and 2002:

(in millions of Ch$ as of 6/30/2002)
Sector	FINANCIAL SERVICES
Company	Ownership %	2Q 2001	YTD 2001	1Q 2002	2Q 2002	YTD 2002
Banco de Chile (1) Banco Edwards (2)	52.2% -	4,159 3,081	8,366 6,277	3,746 -	4,204 -	7,950 -

1.- Ownership % corresponds to voting rights. Quiñenco's proportionate share of Banco de Chile's income is calculated according to economic ownership percentages in Banco de Chile (20.2%) and SM Chile (51.4%).

2.- Banco Edwards was merged with Banco de Chile on January 1, 2002.

BANCO DE CHILE

(in millions of Ch$ as of 6/30/2002)
	2Q 2001	1Q 2002	2Q 2002	YTD 2001	YTD 2002
Operating revenues Provision for loan losses Operating expenses Net Income (loss)	107,720 (21,920) (57,728) 28,412	100,067 (33,979) (58,586) 12,780	113,287 (33,395) (59,567) 14,268	210,379 (44,388) (110,215) 58,713	212,363 (67,038) (117,573) 26,921
Loan portfolio Total assets Shareholders' equity	6,352,815 9,145,922 603,843	6,033,889 8,985,855 554,867	6,023,438 8,942,670 565,627
Net interest margin Efficiency ratio ROAE ROAA	4.5% 53.6% 21.2% 1.24%	3.8% 58.5% 8.1% 0.53%	5.3% 52.6% 10.9% 0.62%

Restatement on prior period figures on a pro forma basis

Banco de Chile and Banco Edwards were merged on January 1, 2002. For purposes of comparison, figures for periods prior to June 30, 2002 have been restated on a pro forma basis, based on the combined historical financial results of each bank.

2Q 2002 Results

Operating revenues reached Ch$113,287 million (US$164.6 million) in the second quarter of 2002, an increase of 5.2% compared to the second quarter of 2001. Net interest revenue, the main component of operating revenues, grew by 17.2% to Ch$107,824 million (US$156.7 million) as a result of higher lending spreads over historically low nominal and real interest rates and an improvement in the funding mix which reduced the ratio of interest bearing liabilities to interest bearing assets. The increase in net interest revenue was partially offset by higher other net operating losses which reached Ch$13,861million (US$20.1 million), up from Ch$3,843 million (US$5.6 million) in the second quarter of 2001 and which included losses on foreign exchange transactions of Ch$19,380 million (US$28.2 million).

Provisions for loan losses amounted to Ch$33,395 million (US$48.5 million), a significant increase from the Ch$21,920 million (US$31.9 million) reported in the second quarter of 2001. The increase in provisions in the second quarter was made in response to the deteriorated financial situation of clients mainly concentrated in the construction and mining sectors. In addition, the 5% devaluation of the Chilean peso vis-à-vis the US dollar in the second quarter contributed to the amount of provisions as approximately 25% of all provisions related to US dollar denominated loans.

Operating expenses increased by 3.2% to Ch$59,567 million (US$86.6 million) in 2Q 2002. The increase in operating expenses was mainly attributable to non-recurring expenses associated with the bank's merger process. Isolating the effect of the merger expenses, total operating expenses would have otherwise decreased by 5.0% in the second quarter of the year. In spite of the aforementioned increase in Banco de Chile's operating expenses, the Bank's efficiency ratio (operating expenses as a percentage of operating expenses) showed improvement, benefiting from the higher level of operating revenue earned during the period.

Net income was Ch$14,268 million (US$20.7 million), a decrease of 49.8% from the Ch$28,412 million (US$41.3 million) reported in the second quarter of 2001. The decrease in net earnings was the result of the aforementioned increase in provisions for loan losses made during the quarter and merger related expenses.

As of June 2002, the Bank's loan portfolio had shown a reduction of 5.2% over the last twelve month period, mostly related to commercial loans (-12.2%) and foreign trade loans (-6.9%), in line with the bank's decision to further reduce its exposure in Argentina and Brazil, and contingent loans (-4.1%).

Banco de Chile was the first ranked private bank in the country with a market share of 18.5% according to information published by the Chilean Superintendency of Banks for the period ended June 30, 2002. Its return on capital and reserves (annualized for the twelve-month period) was 10%, compared to 16.8% for the local financial system, according to the same source.

FOOD & BEVERAGE SECTOR

The following table details Quiñenco's proportional share of income (loss) from investments in the Food & Beverage sector during 2001 and 2002:

(in millions of Ch$ as of 6/30/2002)
Sector	FOOD & BEVERAGE
Company	Ownership %	2Q 2001	YTD 2001	1Q 2002	2Q 2002	YTD 2002
CCU Lucchetti	30.8% 93.7%	(71) (558)	8,631 (1,458)	3,311 (1,259)	(841) (422)	2,470 (1,681)

CCU

(in millions of Ch$ as of 6/30/2002)
	2Q 2001	1Q 2002	2Q 2002	YTD 2001	YTD 2002
Sales Operating income (loss) Net Income (loss)	73,366 1,783 (230)	93,176 16,627 10,754	67,413 919 (2,732)	171,524 19,832 28,032	160,588 17,546 8,022
Total assets Shareholders' equity	621,621 414,007	619,235 424,871	604,519 415,611

2Q 2002 Results

CCU's second quarter consolidated sales decreased by 8.1% compared to the second quarter of 2001 due to a decline in average prices of 6.7% and a decrease in volume sold of 0.9%. The reduction in average prices mainly corresponded to lower average beer prices in Argentina, which fell by 60.2% as a result of the currency devaluation. Average domestic Chilean wine prices declined by 10.9% compared to the same quarter of 2001, also impacting average prices during the period. Volume sold was affected by lower beer (-4.0%) and soft drink (-7.6%) sales in Chile, although at a consolidated level, this was almost entirely offset by a significant increase in the volume of domestic and export wine sold during the period. Also worth noting is that Argentine beer volume was up by 3.2% compared to the second quarter of 2001. Consolidated revenue breakdown for 2Q 2002 was as follows: Chilean beer (33.3%), Argentine beer (5.6%), Soft drinks and mineral water (32.0%), wine (29.0%) and other (0.1%).

Operating income was directly affected by the decline in consolidated sales, registering a reduction of 48.5% in the second quarter. This is in spite of a 9.6% decrease in SG&A expenses during the period. The operating margin as a percentage of sales decreased from 2.4% to 1.4%.

CCU reported a net loss of Ch$2,732 million (US$4.0 million) in the second quarter of 2002, significantly higher than the Ch$230 million (US$0.3 million) net loss reported in the second quarter of 2001. The increase in the net loss for the quarter is explained by the aforementioned decline in results from operations, higher non-operating losses which were Ch$1,361 million (US$2.0 million) and higher provisions for income taxes (Ch$1,725 million, US$2.5 million).

LUCCHETTI

(in millions of Ch$ as of 6/30/2002)
	2Q 2001	1Q 2002	2Q 2002	YTD 2001	YTD 2002
Sales Operating income (loss) Net Income (loss)	23,282 1,337 (642)	18,568 588 (1,344)	22,829 1,743 (450)	45,665 2,999 (1,676)	41,398 2,331 (1,794)
Total assets Shareholders' equity	136,839 35,142	120,262 48,960	122,642 49,720

2Q 2002 Results

Lucchetti reported sales of Ch$22,829 million (US$33.2 million) in the second quarter of 2002, down 1.9% compared to the same period in 2001. The decrease in sales mainly corresponded to the divestiture of the Argentine operations in May of 2001 (negative Ch$2,303 million, equivalent to US$3.3 million) and a reduction in Lucchetti Peru's sales of 10.8% (negative Ch$676 million, equivalent to US$1.0 million). The decline in consolidated sales was almost offset by an increase in sales of 17.2% in the Chilean operations (Ch$2,527 million, equivalent to US$3.7 million). Lucchetti Chile's sales improved during the period as a result of higher average prices for pasta products and increased sales of soups and creams. Lucchetti Peru's sales decline was related to continuing low average prices and sales volume of pasta and edible oil products. The Chilean operation comprised 75.5% of 2Q 2002 sales and the remaining 24.5% corresponded to sales made in Peru.

Operating profit, equivalent to 7.6% of sales, increased by Ch$406 million (US$0.6 million) to Ch$1,743 million (US$2.5 million). The increase in operating profit was entirely attributable to an improvement in Lucchetti Chile's operating performance, directly related with higher sales and margins on pasta and soup products. The increase in operating profits in 2Q 2002 was partially offset by operating losses of Ch$88 million (US$0.1 million) corresponding to the Peruvian operations, related with the aforementioned reduction in sales.

Non-operating losses amounted to Ch$2,343 million (US$3.4 million), up from the Ch$2,185 million (US$3.2 million) reported in 2Q 2001. The increase in non-operating losses during the second quarter was mainly attributable to price-level restatement losses which amounted to Ch$359 million (US$0.5 million), compared to price-level restatement gains of Ch$1,128 million (US$1.6 million) in 2Q 2001. Interest expense showed a significant decrease in the second quarter of 2002, down by more than 44.3% to Ch$1,356 million (US$2.0 million). In spite of the improvement in operating results during the quarter, Lucchetti reported a net loss in the second quarter of 2002 of Ch$450 million (US$0.7 million).

TELECOMMUNICATIONS SECTOR

The following table details Quiñenco's proportional share of income from investments in the Telecommunications sector during 2001 and 2002:

(in millions of Ch$ as of 6/30/2002)
Sector	TELECOMMUNICATIONS
Company	Ownership %	2Q 2001	YTD 2001	1Q 2002	2Q 2002	YTD 2002
Telsur Entel (1)	73.6% 5.7%	1,355 909	2,675 2,258	1,162 723	1,344 371	2,506 1,094

(1) Non-controlling interest.

TELSUR

(in millions of Ch$ as of 6/30/2002)
	2Q 2001	1Q 2002	2Q 2002	YTD 2001	YTD 2002
Sales Operating income (loss) Net Income (loss)	10,617 3,075 1,843	11,067 2,814 1,579	11,092 3,203 1,827	21,819 6,350 3,636	22,159 6,017 3,406
Total assets Shareholders' equity	127,913 54,993	135,299 56,443	132,508 55,797

2Q 2002 Results

Telsur's sales in the second quarter of 2002 were Ch$11,092 million (US$16.1 million), a increase of 4.5% from the Ch$10,617 million (US$15.4 million) reported during the same period in 2001. The increase in sales during the second quarter mainly corresponded to a higher level of revenue earned in connection with long distance services, Internet access charges and wide band services. In spite of the overall increase in sales during the quarter, economic conditions were generally weak in the south of Chile which impeded expansion of fixed basic telephony services. Additionally, basic telephony revenues continue to be affected as a higher number of customers move from fixed to mobile technology alternatives.

Operating profit benefited from the increase in sales revenue, increasing by 4.2% to Ch$3,203 million (US$4.7 million). SG&A expenses remained stable compared to the same period in 2001. Telsur reported non-operating losses of Ch$905 million (US$1.3 million), up from the Ch$775 million (US$1.1 million) reported in the second quarter of 2001. The increase in non-operating losses was mainly attributable to a higher level of interest expense compared to the quarter ended June 30, 2001. Telsur reported a net profit for the second quarter of 2002 of Ch$1,827 million (US$2.7 million), unchanged from the Ch$1,843 million (US$2.7 million) reported in the same period in 2001.

MANUFACTURING SECTOR

The following table details Quiñenco's proportional share of income (loss) from investments in the Manufacturing sector during 2001 and 2002:

(in millions of Ch$ as of 6/30/2002)
Sector	MANUFACTURING
Company	Ownership %	2Q 2001	YTD 2001	1Q 2002	2Q 2002	YTD 2002
Madeco	56.1%	(4,651)	(5,100)	(5,791)	(3,827)	(9,618)

MADECO

(in millions of Ch$ as of 6/30/2002)
	2Q 2001	1Q 2002	2Q 2002	YTD 2001	YTD 2002
Sales Operating income (loss) Net Income (loss)	103,738 5,291 (8,289)	63,979 2,154 (10,321)	64,304 1,749 (6,821)	194,979 11,268 (9,089)	128,283 3,903 (17,142)
Total assets Shareholders' equity	463,621 162,901	396,632 114,727	401,416 114,695

2Q 2002 Results

Madeco's sales level in the second quarter of 2002 fell by 38.0% from Ch$103,738 million (US$150.8 million) to Ch$64,304 million (US$93.5 million). The decrease was primarily attributable to lower volume and average prices of copper and fiber optical cables in the Brazilian operations, accounting for approximately 64% of the total reduction in consolidated sales. In addition, the closure of the Argentine wire and cable and brass mills operations reduced sales by an additional 19% in the second quarter. Sales, across all business units reflected the slowdown in regional activity and export activity. The Brazilian wire and cable business unit in particular continued to suffer from an extended downturn in investment by the telecommunications sector. Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 51.6% of total sales, followed by brass mills (21.5%), flexible packaging (16.2%) and aluminum profiles (10.7%).

Operating income fell by 67% to Ch$1,749 million (US$2.5 million) in 2Q 2002. The Brazilian copper and optical fiber cable operations, which in 2Q 2001 contributed Ch$4,832 million (US$7.0 million) or 91.3% of Madeco's consolidated operating profit, reported an operating loss for 2Q 2002 of Ch$351 million (US$0.5 million) as a consequence of the sharp drop in sales to telecommunications operators (the wire and cable business unit as a whole reported an operating loss of Ch$1,002 million (US$1.5 million) in 2Q 2002). The effect of the discontinuation of the Argentine wire and cable and brass mills operations on consolidated operating income was negligible in 2Q 2002. Madeco's other business units showed improvements at an operating level, collectively contributing Ch$2,751 million (US$4.0 million) to consolidated operating income, mainly as a result of operating efficiencies at the production level and a reduction in SG&A expenses.

Non-operating losses were Ch$9,515 million (US$13.8 million) versus Ch$10,477 million (US$15.2 million) in 2Q 2001. Non-operating losses in 2Q 2002 included price-level restatements and foreign currency translation losses which amounted to Ch$3,774 million (US$5.5 million), mainly related to the devaluation of the Brazilian real and Argentine peso during the second quarter of the year. Interest expense, the other main component of non-operating losses, amounted to Ch$5,065 million (US$7.4 million), down from Ch$5,512 million (US$8.0 million) in the same period of 2001, due to lower prevailing interest rates. Madeco reported a net loss for the second quarter of 2002 of Ch$6,821 million (US$9.9 million).

REAL ESTATE/HOTEL ADMINISTRATION

The following table details Quiñenco's proportional share of income from investments in the Real Estate/Hotel Administration sector during 2001 and 2002:

(in millions of Ch$ as of 6/30/2002)
Sector	REAL ESTATE/HOTEL ADMINISTRATION
Company	Ownership %	2Q 2001	YTD 2001	1Q 2002	2Q 2002	YTD 2002
Hoteles Carrera Habitaria	89.9% 50.0%	(421) (209)	(411) (414)	(291) (166)	(439) 209	(729) 43

HOTELES CARRERA

(in millions of Ch$ as of 6/30/2002)
	2Q 2001	1Q 2002	2Q 2002	YTD 2001	YTD 2002
Sales Operating income (loss) Net Income (loss)	1,734 (339) (483)	1,744 (190) (324)	1,653 (204) (488)	3,899 (151) (472)	3,397 (394) (812)
Total assets Shareholders' equity	24,209 13,542	23,425 14,832	23,100 14,344

2Q 2002 Results

Carrera reported sales revenues of Ch$1,653 million (US$2.4 million) in the second quarter of 2002, a decrease of 4.7% compared for the second quarter of 2001. The decrease is primarily attributable to a reduction in average occupancy rates across the chain of 5 hotels. The average tariff of US$64/night (of the five hotels) was unchanged compared to June 30,2001. Occupancy rates reflect the continuing weak demand for five star hotels in the Santiago metropolitan area, an increase in the number of competing hotels in Santiago and other regions as well as a downturn in the number of Argentine tourists in the hotels located in the north of Chile. Hoteles Carrera reported an operating loss during the second quarter of 2002 of Ch$204 million (US$0.3 million) and a net loss of Ch$488 million (US$0.7 million) as a direct result of the lower overall revenue level.

HABITARIA

(in millions of Ch$ as of 6/30/2002)
	2Q 2001	1Q 2002	2Q 2002	YTD 2001	YTD 2002
Sales Operating income (loss) Net Income (loss)	798 (386) (419)	2,585 (142) (332)	6,609 524 418	3,105 (620) (828)	9,193 383 86
Total assets Shareholders' equity	47,886 14,866	46,734 15,791	47,955 16,210

2Q 2002 Results

During the second quarter of 2002, Habitaria registered sales of Ch$6,609 million (US$9.6 million), corresponding to 141 units of 8 projects. This is a significant increase over the Ch$798 million (US$1.2 million) reported in the same period in 2001. Sales in 2Q 2002 not only reflect a higher level of finished stock available for sale (as compared to Habitaria's start-up phase) but a stable average monthly turnover rate. This was in spite of an overall depressed real estate market, which year-over-year has declined by an estimated 7%.

As of June 30, 2002, an additional 146 apartments are under sales agreements, to be delivered in future periods. Habitaria's inventory as of the same date amounted to 728 units, corresponding to 9 projects. Habitaria reported a net profit of Ch$418 million (US$0.6 million), compared to a net loss of Ch$419 million (US$0.6 million) reported in the second quarter of 2001. Worth mentioning is that since Habitaria recognizes income (and its corresponding cost) related to the sale of its apartments only in the final stages of the sales process, quarterly revenues do not reflect units sold under agreement during the period. Administrative and overhead expenses are recognized when incurred.

#

All of Quiñenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

www. quinenco.cl